FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

(i)     Revised resolution 6 for the Annual General Meeting of Shareholders;

(ii) Proxy Appointment and Voting Instruction Card for the revised resolution.


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                     Annual General Meeting of Shareholders
      of STMicroelectronics N.V., established in Amsterdam, the Netherlands to be held on March 27, 2002 at 11:00 a.m.
    at Hotel The Grand, Oudezijds Voorburgwal 197, Amsterdam, the Netherlands
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                                Explanatory Note
                                ----------------

     The Supervisory Board of STMicroelectronics N.V. clarified Resolution 6 to reflect its decision to propose to the shareholders to remunerate the Supervisory Board and members of all Supervisory Board Committees. Proxy materials mailed to holders of New York shares on February 28, 2002 did not include the clarified proposed resolution 6. Please complete the enclosed proxy card indicating your vote with respect to Proposed Resolution 6 as clarified below:

Agenda item 9    -    Clarified Resolution 6
-------------

The Supervisory Board proposes: (i) to maintain the remuneration of the President and the Vice President of the Supervisory Board at US$45,000 per annum, to maintain the remuneration of the President of the Audit Committee at US$40,000 per annum, to maintain the remuneration of the other Supervisory Board members at US$30,000 per annum, to propose for the members of the Audit Committee a remuneration of US$10,000 per annum, to propose for the members of the Compensation Committee a remuneration of US$5,000 per annum, to propose for the members of the Strategic Committee a remuneration of US$5,000 per annum, to limit to two the number of Committees in which one Supervisory Board member can serve, to maintain the attendance fee per meeting of the Supervisory Board and of any Committee of the Supervisory Board at US$2,000 with the understanding however that in case of attendance of such a meeting by telephone or videoconference the attendance fee per such meeting shall be US$500 and (ii) to approve the new 3 year Stock Option Plan for members and professionals of the Supervisory Board, which will become effective as per March 28, 2002 and pursuant to which each member of the Supervisory Board can be granted 12,000 options per year and each professional of the Supervisory Board can be granted 6,000 options per year, which options can be exercised during a period of ten years and in respect of which the exercise price shall be equal to the stock price at the date of grant.


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                             DETACH PROXY CARD HERE



/_/ Mark, Sign, Date and Return              /X/
    the Proxy Card Promptly                 Votes must be indicated
    Using the Enclosed Envelope.            (x) in Black or Blue ink.





              RESOLUTION                                  FOR     AGAINST
              6.  Compensation of the members of the
                  Supervisory Board and approval          /_/         /_/
                  of the new Stock Option Plan for
                  members and professionals of the
                  Supervisory Board.





                                             SCAN LINE

                            The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting
                            Instruction must be executed by a duly
                            authorized Officer or Attorney.


                            Date    Share Owner sign here    Co-Owner sign here




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                             STMicroelectronics N.V.


                  Proxy Appointment and Voting Instruction Card
      (Must be presented at the meeting or received by mail prior to 12:00 pm (eastern standard time) on March 25, 2002)


     The undersigned registered holder of Shares of New York Registry (each representing one Common Share of Euro 1.04 nominal amount of STMicroelectronics N.V.), hereby appoints ________________________ or The Bank of New York, as New York Transfer Agent and Registrar, through its agent, as the proxy of the undersigned to attend and address the Annual General Meeting of Shareholders of STMicroelectronics N.V. to be held in Amsterdam, The Netherlands, on March 27, 2002 and, in general, to exercise all rights the undersigned could exercise in respect of such Common Shares if personally present thereat upon all matters which may properly become before such Meeting and every adjournment thereof, and instructs such proxy to endeavor, in so far as practicable, to vote or cause to be voted on a poll (if a poll shall be taken) the Common Shares of STMicroelectronics N.V. represented by Shares of New York Registry registered in the name of the undersigned on the books of the New York Transfer Agent and Registrar as of the close of business on February 25, 2002, at such Meeting in respect of the resolutions specified on the reverse side hereof.
NOTE: Please direct your proxy how it is to vote by placing an X in the appropriate box opposite the resolutions specified on the reverse side hereof. If you do not fill in the blank provided above, then you will have appointed The Bank of New York as your proxy.

                                                     STMicroelectronics N.V.
                                                     P.O. Box 11473
                                                     NEW YORK, N.Y.  10203-0473

To change your address, please mark this box. /_/

To include any comments, please mark this box. /_/

         Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.


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                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2002                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer